UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

BLACKROCK NEW YORK MUNICIPAL BOND TRUST

(Name of Issuer)

Common Shares, $0.001 par value

(Title of Class of Securities)

09249P106

(CUSIP Number)

Saba Capital Management, L.P.

405 Lexington Avenue

58th Floor

New York, New York 10174

Attention: Michael D’Angelo

(212) 542-4635

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

Attention: Adam W. Finerman, Esq.

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 20, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09249P106

1	NAME OF REPORTING PERSON

Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		373,391[1]
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

373,391
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

373,391
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.3%
14	TYPE OF REPORTING PERSON

PN; IA

The percentages used herein are calculated based upon 2,800,105 shares of common stock outstanding as of 8/31/2019, as disclosed in the company’s N-CSR filed 11/05/2019

1 A portion of the shares are held by Saba Closed-End Funds ETF, which will vote its shares pursuant to its Statement of Additional Information.

2

CUSIP No. 09249P106

1	NAME OF REPORTING PERSON

Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		373,391[2]
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

373,391
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

373,391
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.3%
14	TYPE OF REPORTING PERSON

IN

The percentages used herein are calculated based upon 2,800,105 shares of common stock outstanding as of 8/31/2019, as disclosed in the company’s N-CSR filed 11/05/2019

2 A portion of the shares are held by Saba Closed-End Funds ETF, which will vote its shares pursuant to its Statement of Additional Information.

3

CUSIP No. 09249P106

1	NAME OF REPORTING PERSON

Saba Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		373,391[3]
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

373,391
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

373,391
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.3%
14	TYPE OF REPORTING PERSON

OO

The percentages used herein are calculated based upon 2,800,105 shares of common stock outstanding as of 8/31/2019, as disclosed in the company’s N-CSR filed 11/05/2019

3 A portion of the shares are held by Saba Closed-End Funds ETF, which will vote its shares pursuant to its Statement of Additional Information.

4

CUSIP No. 09249P106

Item 1.	SECURITY AND ISSUER

This Amendment No. 6 amends and supplements the statement on Schedule 13D filed with the SEC on April 1, 2019, as amended by Amendment No. 1 filed September 10, 2019, Amendment No. 2 filed December 18, 2019 and Amendment No. 3 filed December 23, 2019, Amendment No. 4 filed January 17, 2020, Amendment No. 5 filed March 9, 2020, with respect to the common shares of Blackrock New York Municipal Bond Trust. This Amendment No. 6 amends Items 3, 4, 5, 6 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Common Shares were derived from the subscription proceeds from investors and the capital appreciation thereon and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein. A total of approximately $5,154,418 was paid to acquire the Common Shares reported herein.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On March 20, 2020, Saba Capital submitted to the Issuer a notice informing the Issuer of its intention to nominate a slate of two independent trustee candidates—Gregory MacKay and Eric Pitt, for election to the board of trustees of the Issuer (the “Board”) at the Issuer’s 2020 annual meeting of shareholders. As of the date hereof, Messrs. MacKay and Pitt do not own any Common Shares and have not entered into any into any transactions in the Common Shares during the past sixty days. In addition, Saba Capital intends to present a proposal previously submitted to the Issuer on January 17, 2020 pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended, requesting that the Board consider authorizing a self-tender offer for all outstanding shares of the Issuer at or close to net asset value and, if more than 50% of the Issuer’s outstanding shares are submitted for tender, the tender offer should be cancelled and the Issuer should be liquidated or converted into an open-end mutual fund.

5

CUSIP No. 09249P106

Item 5.	INTEREST IN SECURITIES OF THE ISSUER
(a)	See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons. The percentages used herein are calculated based upon 2,800,105 shares of common stock outstanding as of 8/31/2019, as disclosed in the company’s N-CSR filed 11/05/2019.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The transactions in the Common Shares effected since the filing of Amendment No. 5 to the Schedule 13D filed on March 9, 2020 by the Reporting Persons, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.

(d)	The funds and accounts advised by Saba Capital have the right to receive the dividends from and proceeds of sales from the Common Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

Pursuant to letter agreements (the “Nominee Agreement”), Saba Capital has agreed to indemnify the Nominees against any and all claims of any nature arising from the Solicitation and any related transactions. A form of the Nominee Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following exhibit:

99.1	Form of Nominee Agreement

6

CUSIP No. 09249P106

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 24, 2020

SABA CAPITAL MANAGEMENT, L.P.

By:	/s/ Michael D’Angelo
	Name:	Michael D’Angelo
	Title:	Chief Compliance Officer

BOAZ R. WEINSTEIN

By:	/s/ Michael D’Angelo
	Name:	Michael D’Angelo
	Title:	Attorney-in-fact*

SABA CAPITAL MANAGEMENT GP, LLC

By:	Boaz R. Weinstein, its Managing Member

By:	/s/ Michael D’Angelo
	Name:	Michael D’Angelo
	Title:	Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823

7

CUSIP No. 09249P106

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital since the filing of Amendment No. 5 to the Schedule 13D on 03/09/20. All transactions were effectuated in the open market through a broker.

Trade Date	Common Shares Purchased / (Sold)	Price
03/19/2020	4,657	12.4600